SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            Valence Technology, Inc.
                           --------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                        --------------------------------
                         (Title of Class of Securities)


                                   918914-10-2
                                  -------------
                                 (CUSIP Number)



 Carl E. Berg, 10050 Bandley Drive, Cupertino, California 95014; (408) 725-0700
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 19, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No. 918914 10 2                   13D                    Page 2 of 7 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Carl E. Berg
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          Not Applicable
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not Applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States of America
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power 2,252,512
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  25,286,915
                            ----------------------------------------------------
    by Each Reporting       9) Sole Dispositive Power  2,252,512
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   25,286,915
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          27,539,427
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions) Not applicable
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          35.95%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------

CUSIP No. 918914 10 2                   13D                    Page 3 of 7 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          WC
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  23,981,249
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   23,981,249
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          23,981,249
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions) Not applicable.
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          31.31%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

CUSIP No. 918914 10 2                   13D                    Page 4 of 7 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          West Coast Venture Capital, Inc.
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          WC
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  1,305,666
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   1,305,666
--------------------------- ----------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,305,666
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions) Not applicable.
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          1.70%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

Item 1. This filing pertains to the acquisition of 710,900 shares of Common Stock, $0.001 par value per share, of the issuer Valence Technology, Inc., a Delaware corporation (the "Company") by West Coast Venture Capital, Inc.. The principal executive offices of the Company are located at 650 Bridge Point Parkway, Suite 415, Austin, Texas 78730.

Item 2. (a)-(c) The names of the filing persons are Carl E. Berg, Berg & Berg Enterprises, LLC ("BBE"), and West Coast Venture Capital Inc. ("WCVC") who are filing as a group. The business address for Carl E. Berg, BBE, and WCVC is 10050 Bandley Drive, Cupertino, California 95014. Carl Berg is the sole manager of BBE and the President of WCVC. Mr. Berg's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Mission West Properties, Inc., a REIT, whose address also is 10050 Bandley Drive, Cupertino, California 95014.

     All of the filing persons are affiliates. Mr. Berg controls BBE and WCVC. Each is the record owner of shares of Common Stock of the Company. They have previously filed Schedule 13G as part of a group including additional filing persons. As a result of BBE's acquisition of 9,457,159 shares of Common Stock from the Company on September 30, 2002, their aggregate beneficial ownership of Common Stock exceeded 20% and they filed an initial
     Schedule 13D. As a result of BBE's acquisition of 4,409,560 shares of Common Stock from the Company on November 27, 2002, they filed an Amendment No. 1 to Schedule 13D. As a result of BBE's acquisition of an additional 3,190,342 shares of Common Stock from the Company on February 5, 2003, they filed an Amendment No. 2 to Schedule 13D. As a result of BBE's acquisition of an additional 2,973,589 shares of Common Stock from the Company on March 31, 2003, they filed an Amendment No. 3 to Schedule 13D. As a result of BBE's acquisition of an additional 1,543,925 shares of Common Stock from the Company on September 30, 2003, they filed an Amendment No. 4 to
     Schedule 13D. As a result of Carl E. Berg, Trustee, Berg & Berg Enterprises 401K Plan FBO Carl E. Berg's acquisition of an additional 1,525,506 shares of Common Stock from the Company on December 22, 2003, they filed an Amendment No. 5 to Schedule 13D. As a result of WCVC's acquisition of 594,766 shares of Common Stock from the Company on March 5, 2004, they filed an Amendment No. 6 to Schedule 13D. As a result of WCVC's acquisition of 710,900 shares of Common Stock from the Company on April 19, 2004, they are filing this Amendment No. 7 to Schedule 13D. Based on information available to them the filing persons believe there were 75,288,843 shares of Common Stock of the Company outstanding on February 6, 2004.

     Neither Carl Berg nor BBE nor WCVC was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

     (f) Carl E. Berg is a citizen of the United States of America. BBE is organized under the laws of the state of California. WCVC is organized under the laws of the state of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     WCVC funded its purchase of the Company's Common Stock on April 19, 2004 with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     WCVC acquired 710,900 shares of Common Stock of the Company pursuant to the Company's exercise of its right to sell such shares to BBE or its affiliates for an aggregate purchase price of $3,000,000 under the terms of an equity commitment between the Company and BBE, dated March 20, 2002 filed with the Securities and Exchange Commission on Form 8-K on March 22, 2002.

     The purposes and certain consequences of the equity commitment and the sale of the shares of Common Stock to BBE or its affiliates by the Company are set forth in the Company's Proxy Statement filed with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 on July 29, 2002.

     Mr. Berg is a director of the Company, and has served on the Company's board of directors since September 1991.

     BBE, WCVC, and the other filing persons may acquire additional shares of Common Stock pursuant to this equity commitment. In addition, and subject to applicable legal requirements and the factors referred to below, any of the filing persons may purchase from time to time in the open market or in privately negotiated transactions additional shares of the Company's Common Stock. In determining whether to purchase additional shares of the Company's Common Stock, Mr. Berg intends to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's Common Stock, other opportunities available to any of the filing persons, developments with respect to their business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, any of the filing persons may determine to dispose of all or a portion of its or his shares of the Company's Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Carl E. Berg is the beneficial owner of 27,539,427 shares of the Company's Common Stock, representing approximately 35.95% of the number of shares outstanding. He possesses sole voting and dispositive power with respect to 2,252,512 of such shares, of which 283,006 constitute options to purchase shares of Common Stock that are exercisable within 60 days of June 17, 2003. The options were granted to Mr. Berg for service as a director of the Company. In his capacity as sole manager of BBE, Mr. Berg shares voting and dispositive power with respect to 23,981,249 shares of Common Stock. In his capacity as President of WCVC, Mr. Berg shares voting and dispositive power with respect to 1,305,666 shares of Common Stock.

     BBE is the record owner of 21,984,475 shares of Common Stock and warrants to purchase 1,996,774 shares of Common Stock. BBE's total beneficial ownership is 23,981,249 shares of Common Stock, which represents approximately 31.31% of the number of shares outstanding. BBE shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the sole manager of BBE.

     WCVC is the record owner of 1,305,666 shares of Common Stock. WCVC's total beneficial ownership is 1,305,666 shares of Common Stock, which represents approximately 1.70% of the number of shares outstanding. WCVC shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the President of WCVC.

     (c) On April 19, 2004, WCVC purchased 710,900 shares of Common Stock from the Company for $3,000,000 ($4.22 per share) when the Company exercised its right under the equity commitment with BBE.

     (d) The 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee, has the right to receive dividends and sale proceeds with respect to 85% of the shares of Common Stock beneficially owned by BBE. Carl E. Berg has the right to receive dividends and sale proceeds with respect to 15% of the shares of Common Stock beneficially owned by BBE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     BBE and WCVC are under the control of Carl E. Berg, and together, they are acting as a group. There is no contract at present among them or otherwise with any other person with respect to their acquisitions of the Company's Common Stock other than the equity commitment between the Company and BBE and a Registration Rights Agreement, dated as of February 13, 2001 between the Company and Clyde J. Berg, Trustee, the 1981 Kara Ann Berg Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Joint Filing Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2004

                                  /s/ Carl E. Berg
                                  ---------------------------------
                                  Carl E. Berg
                                  Signing as an individual, as manager of Berg & Berg Enterprises, LLC, and as President of West Coast Venture Capital, Inc.

                                  EXHIBIT INDEX
                                  -------------

     Exhibit 1          Joint Filing Agreement

EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13D (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Valence Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

April 22, 2004

                                  /s/ Carl E. Berg
                                  ---------------------------
                                  Carl E. Berg
                                  Signing as an individual, as manager of Berg & Berg Enterprises, LLC, and as President of West Coast Venture Capital, Inc.